U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended March 31, 2005

Ameren Corporation
(Name of Registered Holding Company)

1901 Chouteau Avenue, St. Louis, MO 63103
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Joan E. Bannon
Ameren Corporation
P.O. Box 66149
St. Louis, MO 63166-6149
314-554-3430

AMEREN CORPORATION
FORM U-9C-3
For the Quarter Ended March 31, 2005

ITEM 1.  - ORGANIZATION CHART

Organizational chart to be filed in paper format as Exhibit 1.0 under Form SE.

ITEM 2.  - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security	Principal Amount of Security	Company to Whom Securities Were Issued	Collateral Given With Security	Consideration Received for Each Security

Ameren ERC, Inc.	Demand Note	$17,890,000	Non-utility money pool	Not applicable	Not applicable
Ameren Energy, Inc.	Demand Note	9,670,000	Non-utility money pool	Not applicable	Not applicable
Missouri Central Railroad	Demand Note	5,750,000	Ameren ERC, Inc.	Not applicable	Not applicable
Ameren Energy Fuels and Services Company	Demand Note	21,025,000	Non-utility money pool	Not applicable	Not applicable
Ameren Energy Marketing Co.	Demand Note	32,026,567	Non-utility money pool	Not applicable	Not applicable
CILCORP Energy Services Inc.	Demand Note	400,000	Non-utility money pool	Not applicable	Not applicable

ITEM 3. - ASSOCIATE TRANSACTIONS

*Part I - Transactions performed by reporting companies on behalf of associate companies.*

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged (Note 1)	Cost of Capital	Total Amount Billed

Ameren Energy Fuels and Services Company	Ameren Corporation	Fuel Procurement Services	$ 144,095	$ 14,409	8.24%	$ 158,504

Ameren Energy Fuels and Services Company	AmerenUE	Fuel Procurement Services	$ 1,194,629	$ 119,463	8.24%	$ 1,314,092

Ameren Energy Fuels and Services Company	AmerenCIPS	Fuel Procurement Services	$ 342,121	$ 34,212	8.24%	$ 376,333

Ameren Energy Fuels and Services Company	Ameren Energy Generating Company	Fuel Procurement Services	$ 563,002	$ 56,300	8.24%	$ 619,302

Ameren Energy Fuels and Services Company	AmerenCILCO	Fuel Procurement Services	$ 498,512	$ 49,851	8.24%	$ 548,363

Ameren Energy Fuels and Services Company	AmerenEnergy Resources Generating Company	Fuel Procurement Services	$ 194,985	$ 19,498	8.24%	$ 214,483

ITEM 3.  - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren Energy, Inc.	AmerenUE	Energy Trading	$ 2,875,891	$ 0	8.24%	$ 2,875,891

Ameren Energy, Inc.	Ameren Energy Generating Company	Energy Trading	$ 1,593,363	$ 0	8.24%	$ 1,593,363

CILCORP Energy Services Inc.	Ameren Energy Fuels & Services Company	Misc. Services	$ 84,580	$ 0	8.24%	$ 84,580

Note 1:  10% added to Direct charges on intercompany billing journal entries related to Ameren Energy Fuels and Services Company.

*Part II - Transactions performed by associate companies on behalf of reporting companies.*

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged (Note 2)	Cost of Capital	Total Amount Billed

Ameren Services Company	Ameren Energy Fuels and Services Company	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 534,957	$ 97,639	8.24%	$ 632,596

Ameren Services Company	Ameren Energy Marketing Company	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 1,813,958	$ 273,769	8.24%	$2,087,727

ITEM 3.  - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren Services Company	Ameren Energy, Inc.	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 511,366	$ 74,796	8.24%	$ 586,162

Ameren Services Company	Ameren ERC, Inc.	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 165,716	$ 27,699	8.24%	$ 193,415

Ameren Services Company	CILCORP Energy Services Inc.	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 12,045	$ 1,515	8.24%	$ 13,560

ITEM 3. - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren Services Company	CILCORP Infra- Services Inc.	Auditing, Real Estate, Executive, Eng. & Const., Legal, Accounting, Human Resources, Corp. Communications, Investor Services, Information Technology, Energy Services, Tax, Industrial Relations, Supply Services	$ 26,337	$ 3,804	8.24%	$ 30,141

Ameren Services Company	Ameren Energy Marketing Company	Energy Services	$ 363,306	$ 0	8.24%	$ 363,306

AmerenUE	Ameren Energy Marketing Company	Energy Services	$ 158,439	$ 0	8.24%	$ 158,439

AmerenUE	Ameren ERC, Inc.	Misc. Services	$ 26,485	$ 5,297	8.24%	$ 31,782

AmerenCIPS	Ameren Energy Marketing Company	Energy Services	$ 264,581	$ 0	8.24%	$ 264,581

AmerenCILCO	Ameren ERC, Inc.	Misc. Services	$ 2,278	$ 456	8.24%	$ 2,734

Note 2:   Charges from Ameren Services Company are charged on indirect corporate or indirect functional service requests. Each month the percentage of corporate service requests costs (or functional costs) to each company (or function) is determined based on their proportion of charges received from direct or indirect service requests in that month.

*All Agreements with Ameren Services Company are in the same format as the standard System Service Agreement in File No. 70-8945.

ITEM 4.  - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of March 31, 2005	$11,807,000		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,771,050		Line 2
Greater of $50 million or Line 2		$1,771,050	Line 3
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related Business Category V	41,247
Energy-related Business Category VII	44,665
Total current aggregate investment		$85,912	Line 4
Difference between the greater of $50 million or 15% of		$1,685,138	Line 5
capitalization and the total aggregate investment of the
registered holding company system (Line 3 less Line 4)

Investments in gas-related companies:  NONE

ITEM 5.  - OTHER INVESTMENTS

	Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference In Other Investment

Ameren Energy, Inc.	Energy Marketing & Brokering	$450,000	$450,000

ITEM 6.  - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

To be filed confidentially under Rule 104 as Exhibit 2.0.

B.    Exhibits:
      1.0 Organization Chart required by Item 1.
        2.0 Financial Statements required by Item 6.A.
        3.0 Certificate as to filings with interested state commissions.

        Contracts required by Item 3. - NONE

The Fuel and Natural Gas Services Agreement between Ameren Energy Fuels & Services Company, Union Electric Company and Central Illinois Public Service Company was filed in File No. 70-8945 and extended to include Central Illinois Light Company and Illinois Power Company in File Nos. 70-10078 and 70-10220, respectively.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

May 27, 2005	AMEREN CORPORATION

	By:	/s/ Jerre E. Birdsong
Jerre E. Birdsong
Vice President and Treasurer

Exhibit 3.0

CERTIFICATE

I certify that a copy of the foregoing was mailed via first class U. S. mail on this 27th day of May, 2005 to Ameren Corporation's interested state commissions whose names and addresses are listed below.

Mr. Robert Schallenberg
Director - Utility Services Division
Missouri Public Service Commission
P.O. Box 360
Jefferson City, MO 65102

Ms. Elizabeth A. Rolando, Chief Clerk
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

Ms. Mary Selvaggio, Director
Financial Accounting Division
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

Mr. Alan S. Pregozen
CFA Finance Department
Financial Analysis Division
Illinois Commerce Commission
527 East Capitol Avenue
Springfield, IL 62701

May 27, 2005	AMEREN CORPORATION

	By:	/s/ Ronald K. Evans
Ronald K. Evans
Deputy General Counsel Ameren Services Company 1901 Chouteau Avenue P. O. Box 66149 (MC-1310) St. Louis, MO 63166-6149 (314) 554-2156 (314) 554-4014 (fax)